AVALONBAY COMMUNITIES, INC.

4040 Wilson Blvd., Suite 1000

Arlington, Virginia 22203

May 5, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Benjamin Holt

Re:	AvalonBay Communities, Inc.

Registration Statement on Form S-3

Filed April 29, 2026 (File No. 333-295410)

Dear Mr. Holt:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AvalonBay Communities, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of its registration statement on Form S-3 (File No. 333-295410), to 5:00 p.m., Eastern Time, on May 8, 2026, or as soon as practicable thereafter.

Please contact Chloe E. Pletner of Goodwin Procter LLP, counsel to the Registrant, at (617) 570-1342 to provide notice of effectiveness, or if you have any questions or comments concerning this request.

Very truly yours,

AvalonBay Communities, Inc.

By:	/s/ Lee N. Davis
Name:	Lee N. Davis
Title:	Vice President & Assistant General Counsel